Exhibit 3.1
AMENDMENT
OF THE
RESTATED BYLAWS
OF HEALTH FITNESS CORPORATION,
a Minnesota corporation
Dated as of February 11, 2008
Sections 5.02, 5.04, 5.05 and 5.08 of the Restated Bylaws are hereby amended to read in their entirety as follows:
     Section 5.02. Certificated or Uncertificated Stock. Shares of the Company may be certificated, uncertificated, or a combination thereof. A certificate representing shares of the Company shall be in such form as the Board of Directors may prescribe, certifying the number of shares of stock of the Company owned by such shareholder. The certificates for such stock shall be numbered (separately for each class) in the order in which they are issued and shall, unless otherwise determined by the Board of Directors, be signed by the Chair of the Board of Directors or the President or a Vice President and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer of the Company.
     Section 5.04. Lost, Stolen, or Destroyed Certificates. The Company may issue a new certificate or may issue uncertificated shares in place of any certificate theretofore issued by the Company, alleged to have been lost, stolen or destroyed, upon (a) the making of an affidavit of that fact by the person claiming the certificate to be lost, stolen or destroyed and (b) the posting by such person of a bond in such reasonable amount as the Company may require as indemnity against any claim that may be made against the Company (including any expense or liability) on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.
     Section 5.05. Transfers of Stock. Transfer of shares on the books of the Company may be authorized only by the registered holder of such shares (or the shareholder’s legal representative or duly authorized attorney in fact). In the case of shares represented by a certificate, transfer of such shares shall only occur upon surrender of the certificate duly endorsed, while transfer of uncertificated shares shall only occur upon a shareholder’s compliance with such procedures the Company or its transfer agent may require.
     Section 5.08. Stock Options and Agreements. In addition to any stock options, plans, or agreements into which the Company may enter, any shareholder of the Company may enter into an agreement giving to any other shareholder or shareholders or any third party an option to purchase any of his stock in the Company, and such shares of stock shall thereupon be subject to such agreement and transferable only upon proof of compliance therewith. A copy of any such agreement shall be filed with the Company and reference thereto placed upon the certificates representing said shares of stock (in the case of shares represented by certificates), or in the stock records of the Company and the transfer agent (in the case of uncertificated shares).